China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

July 29, 2010

John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	China BCT Pharmacy Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 27, 2010, File No. 333-165161
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 31, 2010, File No. 333-145620

Dear Mr. Reynolds,

           China BCT Pharmacy Group, Inc. (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange commission (the “Commission”) on June 30, 2010 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Comment Letters, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.

General

1.
We note your response to comment one from our letter dated March 29, 2010 and the revised disclosure on page 52. Please clarify the origins of the report cited in your disclosure. In addition, we partially reissue our comment. Please revise the disclosure throughout to more fully address how the economic, demographic, and growth profile of your province compares to the coastal regions.

Response to Comment 1:

We have revised the disclosure on page 47 to clarify the origins of the report and to address how the profile of Guanxi province compares to the coastal regions and added the same disclosure on page 3.

2.
We note you propose to revise, amend, insert or add disclosure in response to our prior comments 71, 74, 75, and 80 through 86. Please revise to include such proposed disclosure or tell us when you will revise to provide such disclosure. Please note that we may have further comments upon review of your amended filing with such disclosure.

Response to Comment 2:

We have included revised financial statements and notes in the Registration Statement which includes the disclosure in response to the SEC's prior comments 71, 74, 75 and 80 through 86.

Risk Factors, page 7

3.
Your response to comment ten from our letter dated March 29, 2010 indicates that counsel from Loeb & Loeb LLP is “to revise after arrangement has been finalized.” It is unclear what arrangements you are referring to or what the meaning of this statement is. If you are referring to your contractual arrangements with BCT Retail and you do not have arrangements in place currently, please substantially revise your document and all related filings to reflect this fact.

Response to Comment 3:

The reference to “revise after arrangement has been finalized” should have been deleted from the response letter.  The contractual arrangements have been finalized.

4.
Please advise why you removed the last paragraph from your page ten risk factor “We may be adversely affected by complexity, uncertainties and changes in Chinese regulation of drugstores and the practice of medicine.”

Response to Comment 4:

The last paragraph from this risk factor was removed because the Company concluded that it was repetitive of the existing disclosure in the first paragraph of the risk factor and didn’t add any new disclosure.

5.	We reissue comment 13 from our letter dated March 29, 2010. We continue to note the reference to your steel products on page 13.

Response to Comment 5:

We have deleted the reference to steel.

Selling Security Holders, page 21

6.
We partially reissue comment 16 from our letter dated March 29, 2010. We continue to note that several selling shareholders are listing in the table twice, such as those individually and jointly with their spouse, or individually and as a control person of a company. Please combine to reflect each security holder only once and add footnote disclosure as necessary to show the nature of such ownership. In addition, please disclose the control person(s) for Luppino Landscaping LLC.

Response to Comment 6:

The selling shareholder table is updated so that each security holder is only listed once. The control person for Luppino Landscaping LLC is disclosed in the footnote 123.

Business, page 44

7.
It was unclear to us how you complied with comment 21 from our letter dated March 29, 2010, and accordingly we reissue in part. Please substantially revise your discussion and reorganize to address the requirements of Item 101 of Regulation S-K on a segment by segment basis or advise how you complied with our prior comment.

Response to Comment 7:

We have substantially revised the business section to include additional disclosure of certain matters, such as “Competition” and “Sales and Marketing” by segment.  It should be noted that because the company is vertically integrated, several disclosure requirements only apply to one segment, such as Research and Development only applying to our Manufacturing Pharmacy segment.

8.
We reissue comment 22 from our letter dated March 29, 2010. We note your statement that your “business strategy is based on the assumption that [you] will acquire additional retail and wholesale distribution channels in the future…”  Please revise your Management’s Discussion and Analysis and Business sections to address this strategy and how you will implement and finance it.

Response to Comment 8:

We note the disclosure in the MD&A under “Growth Strategy” on page 64 which discusses this strategy and how we will implement and finance it.

9.
We note your response to comment 24 from our letter dated March 29, 2010. However, we continue to note statements expressing your belief that you operate “one of the largest regional pharmaceutical retail network[s] in Guangxi province” and “the largest regional retail network in Guangxi province.” See pages two and 68 for examples. Please thoroughly review your document to remove these statements or provide us with the basis for your belief.

Response to Comment 9:

We have revised the disclosure throughout the registration statement to state that we operate a large regional retail network.

10.	We partially reissue comment 25 from our letter dated March 29, 2010. Please advise us how you calculated the various production capacities for Hefeng Pharmaceutical.

Response to Comment 10:

We have revised the disclosure regarding production capacities on page 41.

11.
We partially reissue comment 26 from our letter dated March 29, 2010. Please discuss the general terms or arrangements with third party suppliers, given that this accounts for a substantial portion of your business.

Response to Comment 11:

We have revised the disclosure on page 39 to state that our terms of payment with our third party suppliers ranges from advance deposit, to payment on shipment, to payment up to 90 days from shipment.

12.
We reissue comment 27 from our letter dated March 29, 2010. Please revise the text under “Increasing access to healthcare in rural areas,” and “PRC Healthcare Reform Plan” to address the impact on your business in clear, direct, language. Also, please revise the discussion under Intellectual Property. This disclosure is lengthy and contains information whose relevance to you and the offering is not clear. Also, revise to clarify any patents related to your pharmaceutical manufacturing facility.

Response to Comment 12:

We have revised the text of the “increasing access to helathcare in rural areas” and PRC Healthcare Reform Plan on pages 44-46.  We note the paragraph at the end of each section that states what we believe these programs will result in a long-term increase for the demand of our products in each of our segments.  We are not able to provide any further specific discussion of the impact that these programs will have on our business as the plans have not been fully implemented. We have revised the disclosure under the Intellectual Property section accordingly and disclosed that we have no patents or pending patent applications.

13.
We reviewed your response to our prior comment 28. Your response did not address our comment in its entirety, thus the comment will be partially reissued.  Please revise to  provide a detailed discussion how your retail segment obtains reimbursement under the National Medical Insurance Program  (“National Program”). Specifically, discuss each tier (i.e. Tier A and Tier B) of the Essential Drug and Reimbursement Lists, how they relate to each other, if you participate in each tier, how co-payments differ in each tier, how provincial governments have price adjustment discretion and how each tier impacts reimbursement. Further, clarify if the National Program is the same as the medi-care insurance program and the issuer of medi-care insurance cards. Please note that your revised disclosure should provide an investor with a full understanding of this program and how it impacts your business.

Response to Comment 13:

We have revised the disclosure on page 40 to provide a detailed discussion, as requested.

14.	In connection with the comment above, please revise to describe all aspects of the New Rural Cooperative Medicare Plan. Specifically discuss how prices are determined and how you obtain reimbursement.

Response to Comment 14:

We have revised the disclosure on page 40 to provide a detailed discussion of how prices are determined and how we obtain reimbursement.

15.
We reissue comment 29 from our letter dated March 29, 2010. We note the page 50 reference to the Beijing Duhuida Consulting Research Report and the page 45 reference to Beijing DHD’s research report. Please provide citations to these reports and any other reports referenced in the prospectus reflecting where such information is found.

Response to Comment 15:

We have deleted references to certain reports in the prospectus, including those of Beijing Duhuida Consulting, as we believe that they are not publicly available.  We have provided citations to those reports that remain in the prospectus.

16.
We note your response to comment 31 from our letter dated March 29, 2010. Please revise the disclosure under “Strong Research and Development Capability” to address what products, if any, you have in your pipeline and under development.

Response to Comment 16:

We have revised the disclosure on page 51 to include the significant product we have under development.

17.
We partially reissue comment 32 from our letter dated March 29, 2010. Please revise to address your plans regarding the modernized logistics center in greater detail and, in addition, address how you anticipate financing the construction.

Response to Comment 17:

We have revised the disclosure on page 50 and 53 accordingly to state that the timing of implementing such strategy will depend on the availability of capital from either cash generated from operations, bank loans or private or public financings.

18.	We reissue comment 34 from our letter dated March 29, 2010. Please provide the disclosure required by Item 101(h)(4)(iv) of Regulation S-K regarding competition for each segment.

Response to Comment 18:

We note that the disclosure on pages 48-49 currently discusses competition for each of our segments.

The Reorganization, page 63

19.
We note that you amended the Earn-In Agreement on December 30, 2009 and May 19, 2010 to extend, and then decrease, the performance targets associated with the exercisability of the cal1 rights. Please revise to clarify the purpose and reasoning behind these amendments and clarify what consideration, if any, was paid for such amendments.

Response to Comment 19:

We have clarified the disclosure on page 58 to state that the amendments were made to increase the likelihood that the Liuzhou BCT Shareholders would all be able to earn back their shares in the Company, which was the goal and purpose of the reorganization and that these amendments were made without additional consideration being paid.

20.	Please revise to indicate who controlled you at the time you entered into the share exchange agreement with Ingenious.

Response to Comment 20:

We have revised the disclosure on page 58 to state that Lisa Lopomo, our then CEO and president controlled the company.

21.
We note that the Share Transfer Agreement and Share Pledge Agreement purport to transfer 51% of the ownership of BCT Retail for payment of RMB 153,000 which appears to have been immediately lent back to the purchasers at zero interest and is repayable only by the transfer of Property Management’s equity interest in BCT Retail back to you in 2015. Essentially, it appears that these agreements are designed to unwind the purported sale in 2015. Please revise your disclosure to clarify. In addition, with a view to disclosure, please clarify your basis for concluding, under relevant law, that you do not continue to own 100% of the ownership interest in BCT Retail. Also, please clarify the purpose(s) behind the March 31, 2009 and May 19, 2010 amendments particularly as it relates to the increased loan balances.

Response to Comment 21:

We have revised the disclosure on pages 59-60 accordingly.  The company has been advised that under PRC law, even with the various contractual arrangements in place between LBCT and Property Management, LBCT is only considered to own 49% of the equity of BCT retail.  We intend to extend that the loans beyond December 31, 2015 prior to the due date and have added disclosure regarding such intention.

22.
We partially reissue 39 from our letter dated March 29, 2010. Please clarify how these contractual arrangements give you the economic rights associated with ownership of BCT Retail including the rights to its net income.

Response to Comment 22:

The contractual arrangements transferred 51% of the equity interests in BCT Retail to Property Management. However, Liuzhou BCT effectively controls Property Management’s 51% interest since the directors of Liuzhou BCT, Hui Tian Tang, Jing Hua Li, You Ru Jing, Chun Lin Liu, Wen De Wei and Bang Fu Wan have an aggregate 67.2% interest in the registered share capital of Property Management.  The owners of the remaining 32.8% of Property Management are also included as parties to the Earn-in agreement to ultimately regain their share interests in Liuzhou BCT through their ability to acquire shares in China BCT Pharmacy Group, Inc. from Ms. Zhang for nominal cost.  In addition, the Directors of Liuzhou BCT are the same as the Directors of BCT Retail.  As a result of the related party control, as well as the contractual arrangements meeting the provisions regarding consolidation of entities controlled by contract set forth in FASB ASC 810-10-15-18 through 810-10-15-22, we concluded that BCT Retail is effectively, although not legally, 100% owned by Liuzhou BCT,  and therefore, BCT Retail should be included in the consolidated group.

The Proxy Agreement entered into on May 19, 2010 further clarified the level of control contemplated by the parties.  Please also refer to our response to comments 23 and 24 below. We have revised the disclosure on page 59.

23.
We note that you entered into a Proxy Agreement on May 19, 2010 which “was entered into in order to make the contractual relationships between the parties consistent with past practices…as it relates to the transfer of 51% of the equity interest of China BCT to Property Management in Apri1 2008.” Please clarify how you exercised control over China BCT prior to entering into this arrangement.

Response to Comment 23:

We would like to clarify that 51% of the equity interest of BCT Retail, not China BCT, was transferred to Property Management.  We have added disclosure on page 59 that the directors of Liuzhou BCT, Hui Tian Tang, Jing Hua Li, You Ru Jing, Chun Lin Liu, Wen De Wei and Bang Fu Wan have an aggregate 67.2% interest in the registered share capital of Property Management and that therefore, they were able to control BCT Retail even before the Proxy Agreement was entered into.

24.	Please revise to more fully explain the material terms of each amendment to the various agreements with Property Management as they relate to BCT Retail.

Response to Comment 24:

We have revised the disclosure starting on pages 59-60 to clarify that the May 19, 2010 amendments to the Shares Pledge Agreements dated May 3, 2008 and March 31, 2009 were made to:  (i) correct the name of Party B from the Shareholders of Property Management to Property Management, (ii) to clarify that the loan could only be paid off by the transfer of Property Management’s interest in BCT Retail to Liuzhou BCT and (iii) to clarify that Liuzhou BCT had the right to any dividends or distributions that BCT Retail would have otherwise made to Property Management during the term of the Share Pledge Agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

25.
We partially reissue comment 47 from our letter dated March 29, 2010. In your initial registration statement we note the reference to an acquisition in your comparison of 2008 and 2007 financial results. Please explain why you believe disclosure is not required pursuant to Item 101(h)(3) of Regulation S-K.

Response to Comment 25:

We have added disclosure regarding the acquisition of Hefeng Pharmaceutical on page 64.

Retail Pharmacy Segment, page 68

26.
We note your disclosure on page 69 that your retail pharmacy segment’s receivables from the National Program decreased from $295,463 at December 31, 2009 to $220 at March 31, 2010. Please revise to disclose the factors driving such decrease and expected future trends in this amount.

Response to Comment 26:

The segment receivable in the amount of $220 at March 31, 2010 is in thousands of dollars. We have revised the disclosure on page 64 to represent figures consistently in thousands of dollars and believe that such variance is not material.

27.
In connection with the comment above, we note your disclosure on page 69 that your billing system does not have the capacity to generate an aging schedule for your receivables. Please revise to clarify if this statement applies to all of your receivables or solely your receivables as a result of the National Program.

Response to Comment 27:

Our billing system does not have the capacity to generate an ageing schedule for all our receivables, including receivables of  the National Program. However, we can extract an ageing schedule from the data of our accounting system. We have revised the disclosure on page 64.

28.
On page 69 you indicate that you acquired 48 retail stores in March and April of 2010. Please clarify whether these transactions have closed and file any material agreements associated with these transactions.

Response to Comment 28:

The closing of the acquisition of 30 stores in March of 2010 and 18 stores in April of 2010 and 11 stores in May of 2010 has been disclosed on page 64.  We have filed the three agreements relating to the acquisitions as Exhibits 10.60, 10.61 and 10.62.

Results of Operations

29.
We reviewed your response to our prior comment 48. Your response did not address our comment in its entirety thus the comment will be partially reissued. For each period presented, please revise your discussion to address the following:

●
For each segment, revise to describe and quantify the underlying variances in revenue. For example, your revenue discussion for the distribution segment should disclose the composition of the increase in revenue, including the amount attributed to increased volume, price increases/decreases, generic volume and branded volume.

●
For each segment, revise to describe and quantify the underlying variances in each expense item. For example, your gross profit discussion in your distribution segment should quantify the factors that resulted in a decrease in your gross profit.

●	For each segment, revise to describe and quantify the underlying variances in selling, administrative and research and development expenses.

Please revise to provide a discussion of any known trends or uncertainties that could cause potential variability of your earnings and cash flow. For example, we note that in order to satisfy hospital demand, you had to procure products from suppliers at low margins, thus impacting your gross profit. Clarify if this trend is expected continue.

Response to Comment 29:

We have revised the disclosure in the MD&A accordingly. Under the mandated collective tender system, hospitals order drugs included in the catalogue from assigned vendors. We only procure products from other eligible vendors when we can not satisfy the request from a hospital ourselves.  We believe that the shortage in supply of certain drugs from the prescribed vendors is temporary and that this trend will not continue. We have included such disclosure on page 68.

Sales Revenue

Pharmaceutical Distribution Segment, page 70

30.
Please provide us with more details regarding your statement that you “deferred some of [y]our sales to the second quarter of 2010 in order to postpone the payment of VAT tax.” Specifically, clarify the amount of sales deferred, clarify when and if these products were delivered to your customers, and how this action is consistent with your revenue recognition policy.

Response to Comment 30:

We have revised the disclosure on page 66 accordingly.

31.
We reviewed your response to our prior comment 50 and your revised disclosure on page 72. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to clarify your basis for including data in new stores versus existing stores. For example, if new store data only represents revenue from stores that have been opened since the beginning of the most recent period, disclose such information. Also disclose how stores closed during the period are represented in such data.

Response to Comment 31:

We have revised the disclosure on page 67 and 72 accordingly.

Liquidity and Capital Resources page 79

32.
We reissue comment 56 from our letter dated March 29, 2010.  Please revise to briefly address your current sources of liquidity and borrowings.  Address the material terms of  any outstanding borrowings and existing credit facilities.

Response to Comment 32:

We have revised the disclosure on page 78 accordingly.

33.
We note your disclosure on page 71 that you “shortened [y]our trade payable period [and] gave better credit terms to [y]our hospital clients.” Please revise your disclosure to discuss these two changes, including what better credit terms means in terms of payment due dates, and how these changes impact your liquidity.

Response to Comment 33:

We incorrectly stated that we have given better credit terms to our hospital clients.  We only shortened our trade payables due dates in order to increase the number of products available through our distribution network.  This has resulted in increased cash outflow in our operating activities and increased our demand for cash for liquidity.  We have revised the disclosure on page 76 accordingly.

34.
In connection with the comment above and in order to provide an investor with a better understanding of your distribution segment receivables, please revise to disclose these receivables by category consistent with your revenue disclosure on page 71.

Response to Comment 34:

We have added a table with the requested disclosure on page 77.

35.
We read your response to our prior comment 44. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise your disclosure here to address the existence of highly material estimates or assumptions and how these matters may affect your financial statements (e.g. inventory valuation). Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. These disclosures should supplement, but not duplicate, your disclosures in Note 5 to your audited financial statements.

Response to Comment 35:

We have revised the disclosure on pages 78-80 accordingly.

Long-lived assets, page 82

36.
With regard to your response to our prior comment 44 and your disclosure of your estimates related to long-lived assets, we note that your disclosure appears to be incomplete. The last sentence of appears to be unfinished. Please revise.

Response to Comment 36:

We have revised the disclosure on page 79 relating to long-lived assets.

Allowances for Inventory, page 82

37.
In regard to your response to our prior comment 44, please revise to disclose the range of expiration dates for your products and tell us how these dates are considered in your determination of a provision for obsolete or excess inventory.

Response to Comment 37:

We have revised the disclosure on page 79 accordingly.

Revenue Recognition, page 82

38.
In regard to your response to our prior comment 44, we note you added disclosure that “no allowances was granted to the customers should their goods not being sold before the date of expiration,” Please explain the meaning of this sentence to us and revise to clarify.

Response to Comment 38:

We have clarified the disclosure on page 80 to state that: “we do not grant sales discount or any allowances to customers if they don’t re-sell their goods before the date of expiration.”

39.
We reviewed your response to our prior comment 45. Your response did not address our comment in its entirety thus the comment will be partially reissued. Please revise your disclosure to elaborate upon how each of the criteria in SAB 104 specifically applies to each of your revenue streams (i.e. separately discuss revenue recognition from your each segment). Disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). Your accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life (or spoilage), and expected introductions of new products that may result in larger than expected returns of current products. In addition, disclose and discuss any sales made to customers wherein such sales arc as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

Response to Comment 39:

We have revised the disclosure on pages 79-80 accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 84

40.
Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director for the registrant at the time that the disclosure is made, in light of the registrants business and structure. See Item 401(e)(4) of Regulation S-K.

Response to Comment 40:

We have revised the disclosure on pages 83-84 accordingly.

Executive Compensation, page 86

41.
We note your response to comment 61 from our letter dated March 29, 2010. Please clarify that Mr. Tang is also your Chief Executive Officer and address the role, if any, he plays in setting his own compensation.

Response to Comment 41:

We have revised the disclosure accordingly on page 87.  Please note that the Company has now established a compensation committee consisting of three independent directors.

42.
We note your response to comment 62 from our letter dated March 29, 2010 and the revised disclosure on page 87 under “Employment Agreements.” Please revise to present annualized salary information, explain who negotiated the agreements on your behalf, who approved the agreements, and explain the reasoning behind these raises. In addition, clarify the expected option term. Please disclose the material terms of the agreements, such as the overtime provision, and the Parent Company Incentive Plan mentioned in these agreements. Please revise to address the discretionary bonuses provided for and applicable termination provisions in the respective employment agreements filed with your Form 8-K on May 21, 2010. Also, please file the Confidentiality Agreement referenced in the employment agreements. Lastly, we note that you are currently in the process of developing your compensation plan. To the extent that your compensation plan has been or will be revised due to the company becoming a public reporting company, please discuss. See Item 402(o) of Regulation S.K.

Response to Comment 42:

We have revised the disclosure on pages 88-92 accordingly and have filed the Confidentiality Agreements as Exhibits 10.X and 10.X.

Certain Relationships and Rafted Transactions. Page 90

43.
Please revise your disclosure to cover the periods requested by Item 404 of Regulation S-K. It was unclear whether any related party transactions had occurred subsequent to December 31, 2009; if so, expand your disclosure to address. If not, please advise.

Response to Comment 43:

We have revised the disclosure on pages 95-100 to include the three months ended March 31, 2010.

44.
We partially reissue comments 65 and 67 from our letter dated March 29, 2010. Please disclose the material terms of all related party transactions disclosed in this section and otherwise provide the disclosure requested by Item 404 of Regulation S-K. Address, for example, whether the sales made to related parties were at market prices or prices comparable to prices sold to your other customers. Indicate whether these arrangements are on-going, and file any related agreements.

Response to Comment 44:

We have disclosed on page 96 that related party sales were made at market prices and continue to be made.  We have filed a form of the sales agreement used for related party sales as Exhibit 10.48.

45.
We note the removal of a number of paragraphs of this section. Please revise to add back the disclosure or advise. In addition, regarding disclosure relating to debt transactions, we direct your attention to Instruction 3(b) to Item 404(a) of Regulation S-K.

Response to Comment 45:

We have added back the previous disclosure and amended the disclosure regarding debt transactions on pages 95-100 accordingly.

46.	We reissue comment 66 from our letter dated March 29, 2010. Revise to disclose the material terms of the Earn-in Agreement and file the agreement as an exhibit.

Response to Comment 46:

We have included the material terms of the Earn-in Agreement on page 100. The Earn-in Agreement, as amended, has been filed as Exhibits 10.4, 10.25 and 10.44 to the Registration Statement.

Audited Financial Statements for Fiscal Years Ended December 31, 2009 and 2008

General

47.
We note the audited financial statements and related audit opinion are of China Baicaotang Medicine Limited. Considering you changed your name to China BCT Pharmacy Group on March 25, 2010, prior to the date of the audit opinion (i.e. March 31, 2010), your financial statements and related audit opinion should be renamed accordingly. Please revise.

Response to Comment 47:

We have revised the name in the financial statements and audit opinion.

48.
We note your disclosure on page 5 that you issued 351,934 warrants to your co-placement agents in conjunction with your private placement. Upon review of Section 6(e) of Exhibit 10.2, we note these warrants have the same anti-dilution provisions included in the investor warrants issued in conjunction with your private placement. With reference to our  prior comment 19, tell us how you accounted for these warrants, including how you considered FASB ASC 815-40-15.

Response to Comment 48:

We refer to Exhibit 4.2, the Form of Co-placement Agent Warrant.  The co-placement agent warrants have the same general anti-dilution provisions, such as adjustments for stock splits, dividends, distributions, recapitalizations, reorganizations, reclassifications, consolidations, mergers or sales, that were included in the investor warrants.  However, the co-placement agent warrants do not have the an adjustment for the sale of shares by the company below the exercise price of the co-placement agent warrants.  Such down-round anti-dilution protection was only included in the investor warrants.  Therefore, FASB ASC 815-40-15 is not applicable to the co-placement agent warrants.

Notes to Consolidated Financial Statements

Note 2—Reorganization, F-9

49.
We read your response to our prior comment 73 and your disclosure in section (i) of this note. Your statement that the call right only represents the right to call the transfer of legal title does not appear consistent with the Shares Repurchase Agreement (Exhibit 10.9 to the Form 8-K filed on December 31, 2009). Please explain to us the distinction between (i) the right to call the transfer of legal title and (ii) the right of transfer of 51% controlling financial interest. Further, please reconcile your explanation with the agreement.

Response to Comment 49:

We would like to clarify two items in former comment 73 and our response.  First, the call right was given by Property Management to Liuzhou BCT to acquire the 51% of BCT Retail from Property Management.  The comment incorrectly states that the call right was provided to Property Management.  Second, we confirm that the call right provides Liuzhou BCT with the technical legal ability to acquire a majority interest in BCT Retail.

With respect to the accounting value of the call right, we re-affirm our response that the call right has no value for the following reasons:

(i)  First, the Company has always taken the position that as a result of the agreements entered into between Liuzhou BCT and Property management, as amended, the Company already has management control and rights to 100% of the economic benefit of BCT Retail, and therefore, BCT Retail has been included in the consolidated group.   We believe that it would be inconsistent to assign a value to the call option that other than nil because, if exercised, it would not result in the Company realizing any further economic or accounting benefit.   We also note that given the restrictions over foreign majority ownership of the retail pharmacy operations in the PRC and the additional disclosure regarding the Company’s intent to extend the loans beyond 2015, it seems improbable that Liuzhou BCT will be in a position to exercise the call option in any event.  This further supports the position the call right has no accounting value.

(ii) Second, the SEC’s rules surrounding related party transactions, particularly transactions between entities under common control, generally require that asset transfers be accounted for at historical cost/values, not fair value.  Since 100% of the historical  cost/values of BCT Retail are presented in the consolidated financial statements, any value assigned to the call option would seem contrary to these rules.

50.
We read your response to prior comment 75 and your disclosure in section (iii) of this note. Your response did not address our comment, thus the comment will be reissued. Considering Forever Well was owned by Ms. Zhang and Liuzhou BCT was owned by the former and current employees and directors of Liuzhou BCT at the time of the transaction, please tell how the acquisition of Liuzhou BCT by Forever Well in August 2008 meets the requirements of a common control transaction. In your response, please provide a detailed analysis and cite the specific authoritative literature you relied upon in your accounting. Also, clarify who was in control of the operations of Liuzhou BCT subsequent to the acquisition and how such control was obtained.

Response to Comment 50:

In part we were able to conclude that Liuzhou BCT remained under common control because control is not solely determined by equity ownership in an entity, but also by who has the power to control the direction and manage the affairs of the entity on a daily basis.  On June 30, 2008, pursuant to the reorganization plan, Ingenious acquired the entire equity interest of Forever Well and Hui Tian Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang were appointed as the director of Forever Well and Ingenious by Ms. Zhang who controlled Ingenious. On August 4, 2008, pursuant to a reorganization plan intended to ensure compliance with the PRC rules and regulations, Ingenious through its direct wholly-owned subsidiary Forever Well, acquired 100% of the equity interest of Liuzhou BCT of which 68.51% was held collectively by Hui Tian Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang.  At the time of the acquisition of Liuzhou BCT by Forever Well, Hui Tian Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang were the only directors of Lihzhou BCT and Ingenious, and the majority directors of Forever Well.  At that time, Ms Zhang undertook to Hui Tian Tang, Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang that no further directors would be appointed to the board of either Ingenious or Forever Well, or Liuzhou BCT without the consent of the above parties.

In addition, Hui Tian Tang has been President of Lizhou BCT continuously since 2001 and remained the President of Liuzhou BCT after the reorganization.  Therefore Hui Tian Tang as both a Director and President of Liuzhou BCT, along with Jing Hua Li, Wen De Wei, You Ru Jiang, Chun Lin Liu and Bang Fu Wang have been and continue to be able to control and manage the operational, investment and business decisions of these entities, including making the sole decisions regarding any change in these companies’ capital structure or payment of dividends. Further, these directors had the ultimate authority to determine the composition of the board of directors for these entities. In conclusion, we were able to conclude that the directors continued to control Liuzhou BCT because control is not solely determined by equity ownership in an entity, but also by who has the power to control the direction and manage the affairs of the entity on a daily basis

51.
We read your response to our prior comment 77. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please explain to us the business purpose of the Earn-In agreement and why it was amended each time (i.e., December 30, 2009 and May 19, 2010). Further, tell us why the original agreement was entered into in October of 2009, a significant period of time after the March 2008 acquisition Liuzhou BCT.

Response to Comment 51:

We refer to our response to Comment 19 above and the additional disclosure added thereby.

The Earn-In Agreement was originally entered into by Ms. Zhang and certain Liuzhou BCT Shareholders on October 22, 2009 and amended on December 30, 2009 to extend the performance targets from 2009 and 2010 fiscal years to 2010 and 2011 fiscal years because the 2009 performance target was not going to be met.  The Earn-in Agreement was further amended on May 19, 2010 to decrease the performance targets for the 2010 and  2011 fiscal years.  The amendments to the Earn-in Agreement were made to increase the likelihood that the Liuzhou BCT Shareholders would all be able to earn back their shares in the Company, which was the goal and purpose of the reorganization.  These amendments were made without additional consideration being paid

The business purpose of the Earn-in Agreement was to (i) allow the shareholders of Liuzhou BCT to reacquire their proportional interest in a new public holding company which indirectly held 100% interest in Liuzhou BCT after the December 30, 2009 Reorganization, and (ii) to do so while complying with PRC laws.

At the time the acquisition of Liuzhou BCT closed in March 2008, the parties to the Earn-in Agreement, which was not entered into until October 2009, had a mutual understanding that the original Liuzhou BCT shareholders would have the opportunity to earn back their proportional share of interest in a new parent holding company of Liuzhou BCT in compliance with PRC laws.  This understanding was not formalized until the Company was preparing for its private placement and a formal Earn-in Agreement was entered into.

Trade Receivables, Net_F-25

52.
We note that your allowance for doubtful accounts did not change between December 31, 2008 and 2009. Considering the substantial increase in your receivables during these periods and your allowance for doubtful accounts policy as disclosed in Note 5, provide us with an explanation supporting this static amount. In your response, address any changes in the aging of your accounts receivable by age category.

Response to Comment 52:

The following table is the ageing of our accounts receivables as at year 2008 and year 2009.

	As of December 31,
	2008	2009
Not yet due	$16,138,751	$28,167,860
Due within 1 month	2,519,407	3,241,558
Due more than 1 month but within 3 months	1,591,573	2,552,533
Due more than 3 months but within 6 months	411,177	1,525,133
Due more than 6 months but within 1 year	459,692	67,352
Due more than 1 year	-	-

As at December 31, 2008, receivables of $459,692fell due between six months to 1 year, nil fell due over a year and allowance for doubtful accounts were made in the amount of provision for $144,397. As at December 31, 2009, of $67,352 fell due between six months to 1 year, nil fell due over 1 year and allowance for doubtful accounts were made in the amount of $144,397. Based upon general ageing policy, the provision has to be reversed. However, we estimate that no reversal of the provision would take place as the amount is immaterial and thus the amount of provision remain static between year 2008 and year 2009.

53.
In connection with the comment above, we note you generally extend credit to your customers for a period ranging from three to six months yet you establish a general allowance equal to 40% of the receivables due between six months and one year. Tell us when you consider receivables past due. Specifically address those customers who have credit extended for three months and have not paid, but a general reserve is not created for such receivables until after six months of age.

Response to Comment 53:

There was clerical mistake such that  “we extend credit to our customers for a period ranging from three to six months”

The company's general credit sales policy is to provide our customers with credit ranging from one month to six months, meaning that within this period we do not consider the receivables are overdue and do not record a bad debt provision.  Once a sale has closed we automatically grant our customers credit for between one month to three months; we may give additional credit of between three to six months which is called credit an extension period, and which needs a sales managers' approval to grant.  Therefore, for any receivables within the six month period we do not make a provision for bad debt. Any receivable that is over six months, meaning ranging from month six up to one year, we consider overdue, and will make a provision of 40% bad debt for that receivable.

As at December 31, 2009, 77% of our trade receivables were derived from hospitals.  In the PRC, all hospitals are owned or controlled by the PRC government.  We believe that it is highly unlikely that a liquidation of one of our hospital customer will occur, and that the recovery of debts from hospitals is highly secured.  Therefore, it is our customary practice to grant a longer credit period without the consideration of making a provision on our accounts receivable.

Part II

Item 15

54.
We note your response to comments 87 and 88 from our letter dated March 29, 2010 and the revised disclosure. With respect to each private placement where you relied upon Regulation D, please disclose the specific Regulation D rule relied upon for your private placement and the facts supporting reliance upon this exemption. Similar disclosure should be provided for the February 1, 2010 private placement. Please address the sophistication and access to information that these investors had. In addition, while we note the Form D filed on January 8, 2010, we are unable to locate Form Ds for the other transactions listed in this section. Please advise. Lastly, the Form D that was filed, reflects a total number of investors at that date of 133, rather than the 125 reflected in this section. Please reconcile or advise.

Response to Comment 54:

We have added disclosure regarding the specific Regulation D rule relied upon for each private placement where we relied upon Regulation D, provided the facts supporting reliance upon this exemption and addressed the sophistication and access to information that these investors had. The Company filed a Form D on January 8, 2010 with respect to the December 30, 2009 private placement and filed an amendment to the Form D on February 12, 2010 to disclose the February 1, 2010 private placement.  The initial Form D filing disclosed 102 investors in the December 30, 2009 private placement and the amendment to the Form D disclosed a total of 133 investors (or 31 investors in the February 1, 2010 private placement).  However, according to the Company’s records, there were 32 investors in the February 1, 2010 private placement for a total of 134 investors.  We have revised the disclosure accordingly to reflect the number of investors in each private placement.  The Company inadvertently failed to file a Form D with respect to each of the other transactions listed in this section.

55.
We note the various transactions to the restructuring plan. Please break down the restructuring plan into each private placement and provide the disclosure required by Item 701 of Regulation S-K for each separate transaction.

Response to Comment 55:

We have revised the disclosure accordingly.

56.	As previously requested, please state the number of investors in each offering. We note, in particular, the February 1, 2010 transaction.

Response to Comment 56:

We have revised the disclosure accordingly.

57.
Please disclose the five persons who received shares in exchange for legal services on February 5, 2010 and identify the law firm.  Similarly, disclose the name of the person who received the consulting shares and specify the consulting services provided.

Response to Comment 57:

We have revised the disclosure accordingly.

Signatures

58.
Please note that your Form S-1 also needs to be signed by your directors in their capacities as such and must be signed by a majority of your board. See prior comment 89 and Instruction 1 to the Signatures section.

Response to Comment 58:

We have revised signatures to include the new independent directors and indicate that our CEO and CFO are also directors.

Exhibits

59.
We partially reissue comment 91 from our letter dated March 29, 2010. Please re-file the exhibit to include a list briefly identifying the contents of all omitted schedules. We note the omission of the Purden Lake schedules that have not been included in the list of schedules. In addition, as previously requested, confirm supplementally that all material schedules have been filed. Lastly, Schedule 1.11, material contracts, refers to schedule 1.16, which focuses on related party transactions. Please confirm whether you have filed Schedule 1.11 in its entirety.

Response to Comment 59:

We have re-filed Exhibit 2.1 with the Purden Lake schedules included.  We confirm that all material schedules have been filed and that there are no additional disclosures to be filed as Schedule 1.11.

60.
We partially reissue comment 90 from our letter dated March 29, 2010. Please file a validly executed agreement for prior exhibit 10.13, Form of Retail Chain Leasing Contract and file the actual agreement rather than the form of agreement, as previously requested. This agreement was not filed with this amendment and is no longer included in the exhibits index. In addition, please file a validly executed agreement for prior exhibits 10.20 (now referenced as 10.25), 10.21 (now 10.26), 10.22 (now 10.27) and 10.23 (now10.28). These exhibits were not re-filed with this amendment.

Response to Comment 60:

We have revised the Exhibits accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2009

61.	Please amend the Form 10-K and your other Exchange Act filings to comply with the comments above and the comments issued on the initial Form S-1, as applicable.

Response to Comment 61:

To avoid having to file multiple amendments to our form 10-K and other Exchange Act filings to comply with the Staff’s comments we agree to amend such Exchange Act filings once all of the Staff’s comments have been resolved.

Item 9A Controls and Procedures, page 47

62.
We note your statement that “there is also a strong reliance on the external consultants, including [y]our attorneys, to review and edit the annual and quarterly filings and to ensure compliance with SEC disclosure requirements,” With a view to disclosure, please advise us of the scope of your reliance on external consultants and confirm that you understand that the ultimate responsibility for compliance rests with the company and its management.

Response to Comment 62:

We acknowledge that to date, we have strongly relied primarily on our attorneys for such purposes, as we believe is common among new management subsequent to a reverse merger with a public shell.  The Company is taking steps to improve its disclosure controls and we confirm that management understands that the ultimate responsibility for compliance rests with the Company and its management.  We agree to revise the disclosure accordingly at the same time that we file the other amendments to our Exchange Act filings.

Internal Controls Over Financial Reporting, page 48

63.
In the first sentence of management’s report, we note you assessed the effectiveness of your internal control over financial reporting “in connection with the filing and preparation of the 2008 10-K.” Your reference to 2008 appears to be a typographical error. Please revise.

Response to Comment 63:

We agree to correct the reference to 2009 at the same time that we file the other amendments to our Exchange Act filings.

64.
We note that you have not provided a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting as required by Item 308T(a)(1) of Regulation S-K. Please revise.

Response to Comment 64:

We agree to provide such statement at the same time that we file the other amendments to our Exchange Act filings.

Form 10-Q for Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 31

65.
We note you conclude your disclosure controls and procedures were not effective. Your disclosure refers to “the reasons set forth below,” but we were unable to find such disclosure. Please revise to disclose the material weaknesses that resulted in your ineffective conclusion. Also, revise to disclose the specific steps that you have taken, if any, to remediate each material weakness and disclose whether you believe that each material weakness still exists at the end of the period covered by the report.

Response to Comment 65:

We agree to add the following disclosure at the same time that we file the other amendments to our Exchange Act filings.:

“On December 30, 2009, as a result of the completion of a share exchange agreement between the Company and the shareholders of Ingenious, we acquired operating subsidiaries in the PRC. Because these operating subsidiaries did not have financial controls and procedures appropriate for subsidiaries of a public company, the Company has began the process of incorporating the operations acquired into its financial systems and upgrading its financial controls and procedures.  The company has recently engaged Ernst & Young (China) Advisory Limited to work with us to identify the key internal control problems and provide recommendations over the control procedures. We will assign staff with complete segregation of responsibilities to carry out the internal control function in the future to minimize any risk of inadequate controls.”

Section 302 Certifications

66.	We note that your Section 302 certifications do not comply with Item 601(31) of Regulation S-K in the following respects:

•	You included the title of the certifying individuals at the beginning of the certifications. These titles should be removed.

•
Paragraph 4(b) does not include the exact language as defined in Item 601(31) of Regulation S-K. The paragraph should include the following language: Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

•	Paragraph 4(d) refers to any changes in your “fourth fiscal quarter” instead of your most recent fiscal quarter.

Please revise your certifications to address the matters noted above.

Response to Comment 66:

We agree to revise such certifications at the same time that we file the other amendments to our Exchange Act filings.

***

You may contact our legal counsel, Mitch Nussbaum of Loeb & Loeb, at (212) 407-4159 if you have any questions.

Sincerely,

/s/ Hui Tian Tang
Hui Tian Tang
Chief Executive Officer

cc:	Mitchell Nussbaum, Loeb & Loeb